Exhibit 99.7

                     INSURANCE RECOVERY CONSULTING AGREEMENT

Agreement made this 1st day of October, 2002, between SurgiCare, Inc., (SurgiCare) a Delaware corporation, and U.S. Billing and Contracting, L.L.C., (USB&C) an Oklahoma limited liability company, for the following services.

SCOPE OF SERVICES
USB&C agrees to perform insurance recovery for selected patient accounts of Surgicare's ambulatory surgery centers. Surgicare's facilities are responsible for coding all patient claims. USB&C services to include:



1.   Continue collection efforts on selected "payor due" accounts receivable.

2.   Re-bill selected "payor due" accounts.

3. Enter documentation data of all actions taken on each account into SurgiCare's computer system through the current VPN link.

4.   Provide monthly reports detailing collection efforts.

5. Begin collection efforts on selected "patient due" accounts that are 120 days old or older. Collection efforts will consist of sending a series of three letters to the selected accounts. Cost for postage to be reimbursed by SurgiCare.

CONFIDENTIAL INFORMATION
All information obtained from SurgiCare will be kept in strict confidentially and will not be released to any SurgiCare competitor or other party without express written consent from SurgiCare.


NON-EXCLUSIVITY
USB&C may perform these services for other clients.

FEES
USB&C will perform the aforementioned services for SurgiCare for a fee of twenty-five dollars ($25.00) per hour with a minimum of eighty (80) hours per month plus postage expenses. USB&C will notify SurgiCare in advance for approval of any hours in excess of 80 hours per month. SurgiCare will also pay USB&C a $1,000.00 additional fee for the first month of service. All expenses will be accompanied by receipts and/or explanatory notes.

Services will invoiced on the first of every month and are payable upon receipt.

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TERM OF AGREEMENT
This agreement shall continue on a month-to-month basis until terminated in writing by either party upon thirty (30) days notice. Any changes to this agreement must be mutually agreeable to both parties and executed in writing. This Agreement also terminates the Insurance Recovery Agreement dated July 1, 2002 between SurgiCare Memorial Village, Inc. and USB&C as of October 1, 2002 and the Insurance Recovery Agreement dated July 1, 2002 between Bellaire SurgiCare, Inc. and USB&C as of October 1, 2002. All monies owned by Surgicare to USB&C for collection work done prior to October 1st will be reimbursed under the Insurance Recovery Agreements dated July 1, 2002.
Signed this 1st day of October, 2002.

SurgiCare, Inc.                             U.S. Billing & Contracting

    /s/ Phillip C. Scott                    /s/ Mary McLelland
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Name:  Phillip C. Scott                     Mary McLelland
    Chief Financial Officer
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Title                                       President